Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Hanover Compressor Company
Commission File No. 1-13071
Subject Company:
Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company:
lliad Holdings, Inc.
Commission File No.
Set forth below is a transcript of a conference call held by Hanover Compressor Company on February 15, 2007 to discuss its fourth-quarter 2006 earnings:
Operator
     Good morning, welcome to the Hanover Compressor Company fourth-quarter 2006 earnings conference call. At this time I’d like to inform you that this conference is being recorded and that all participants are in a listen-only mode.
At the request of the company we will open the conference up for questions and answers after the presentation.
Earlier today Hanover released its financial results for fourth quarter ended December 31, 2006. If you have not received a copy, you will find the information on the Hanover web site at www.Hanover-co.com, again that’s www.Hanover-co.com.
I want to remind listeners that the news release Hanover issued this morning, the company’s prepared remarks on this conference call, and the related question-and-answer session include forward-looking statements. These forward-looking statements include projections in expectation of the company and represent the company’s current belief.
Various factors could cause Hanover’s results to differ materially from those projected in its forward-looking statements. Information concerning the factors which could cause Hanover’s actual results to differ materially from those in its forward-looking statements can be found in the earnings press release as well as the company’s SEC form 10-K for the year ended December 31, 2005, the company’s SEC form 10-Q for the three months ended September 30, 2006, and the company’s other SEC filings.
With us this morning are John Jackson, President and Chief Executive Officer, and Lee Beckelman, Senior Vice President and Chief Financial Officer. I would now like to turn the call over to your host, Mr. John Jackson. Mr. Jackson, you may begin your conference.
     John Jackson — Hanover Compressor — President, CEO
     Thanks a lot. I want to welcome everyone to our call.
     And overall, I think we finished 2006 strong and began 2007 strong. Had some nice results, as well as a forward look at business that we’re very excited about.

We had good growth in the US rental business, ended up with record gross profit in that line of business. We had record gross profit in our fabrication lines of business. And overall record EBITDA for the company. EPS was pretty strong and did include some unusual tax adjustments that Lee will get into a little bit later in his comments.
Turning our attention for a minute to the fourth quarter to talk about how we did before we look ahead to 2007. Let’s start with fabrication. As you can see in the release, backlog reached record levels of $808 million by the end of the quarter versus the $689 or so that we had at the end of the third quarter. Bookings for the quarter in all of fabrication were $339 million and compression bookings led the way at $221 million. Production and processing in essence replaced their revenue in the quarter or pretty close to it around $118 million.
On the compression front, you know, that continues to perform well. It continues to improve. We had record gross profit on compression fab, we had 20% margins. Backlog reached an all-time high of $325 million. Our outstanding backlog at the end of the year, 60% of the dollar value of that backlog was associated with projects outside the United States.
The bid activity remains strong. We are selling the second half of ‘07 and into ‘08. And again the large engines remain on allocation and in high demand.
On the production and processing front we had stronger revenue, record gross profit, sustained our margins, and are at the 16% range. Bookings here are lumpier as they come in big hunks. But the bid activity again remains high in this segment of the business, and in essence replaces revenue for the quarter.
In the rental business, the US, Q4 revenue and gross profit improved over a comparative period which seen the last year, year-over-year growth and revenue of about 15%, with gross profit improving over 20%, closer to 23%. And quarter on quarter improvement of 4% revenue and again 8% on gross profit.
So we saw some price increase effect during the quarter on alliances that rolled over, as well as term contracts that went month to month, that we were able to push through, as well as continuing to focus on cost controls and seeing some improvement on that front that led to more gross profit fall-through than revenue growth. Utilization did decline in the quarter to 87% overall and to 84% in the US. Both were down about a point from last quarter.
We had some returns in the US market primarily on the smaller horsepower end, which I think is consistent what we’ve seen over the last couple of quarters. We have contracted horsepower [nets], in the US did increase, however, net of about 50,000 horsepower for the year. That’s net of about 40,000 horsepower in either sold or disposed of assets. So on a gross basis it came closer to the 100,000 horsepower growth.
On the international front, on the rental side, Nigeria Hawthorne channel remains offline and it’s still offline today. As many of you may be aware there’s a lot of unrest in the area. There’s elections coming up late in the first quarter, early second quarter, that we’ll see how that sorts itself out. And hopefully things will calm back down and we can go back to work there.
Overall, excluding Nigeria though, our international increased slightly from Q3. If you took the charge out we took in Q3 for Nigeria, so we had a slight improvement there.
We also had a new project come on line in Latin America during the quarter, and the outlook for this business remains very strong. We’ll talk about that as we move ahead.

So let’s stay with rental and look into ‘07. If we look at the US business, we expect to continue adding new rental units during the front half of — actually throughout ‘07, but certainly in the front half, a little bit more front-loaded. We did sell some rental assets January 1 via purchase option.
We — we expect to add about 110,000 horsepower gross during ‘07. We already have about half of that or about 55,000 of that horsepower is under contract. And as it’s completed will go on rent under existing arrangements.
The increase in rental horsepower will occur primarily in the front half of ‘07 versus the front half of ‘06, and the change — another impact we’re going to have on revenue is we had a change in service on some of our contracts where we’re delivering less service, and it will drive us to have actually greater margins because the service we are providing, we weren’t getting paid appropriately for. We continue to talk about this. We’re staying focused on trying to get paid for what we do.
So in some cases, we’re reducing the service, reducing our revenue, but improving how much money we make. We did have price increases again in the first quarter relative to contracts that rolled over and alliance agreements. We believe that will be in the $400,000 to $500,000 a month range impact.
The overall fleet if you were to look at it on a blended basis is probably at about 90% of price list today. After the Q1 price changes that will occur on alliances and month-to-month contracts, we expect about 80% of our alliances have been renewed with price increases. Most of those alliances are at some discounted price list. And we expect to have probably 75% to 80% of our term in month-to-month contracts have been touched by price increases.
We will have a price list increase scheduled for March 1. We’ll have a bit of a higher increase on the smaller end of the horsepower, again as we try and drive returns to acceptable levels, and lower on the lower end — on the higher end, excuse me, lower price increase on the higher end horsepower. Overall, we expect that price list change to be about 4% to 5% blended effect.
We would expect then to test this price list over a couple of months and then see if we want to go to an across-the-board price increase. So this is just a price list change to take into account cost inflation, for labor, and components.
On the international side, Nigeria as we’ve talked about is still offline. And if it does come back on line again we would not expect to book revenue immediately. We want to see some sustained performance.
We do have a number of projects in our rental backlog for ‘07. Three in Latin America and one in the eastern hemisphere, that we’re working on currently. That when those come on line during the course of ‘07, the combined revenue would exceed $3 million a month of incremental improvement.
We have a number of other projects bid in the international arena at this point being mid February. It would be difficult to expect much impact in ‘07 if any from those projects being awarded. So they are being pursued, but we’ll have mostly ‘08 impact, perhaps some ‘07 CAPEX impact.
Moving now to the fabrication side for ‘07. If we look at compression, the bid activity’s still strong. Quote backlog remains high.
If we look at January backlog for compression, the end of January, we went up another $20 million or so to about $345 million. So it continues to be very active. Especially in the higher end.
We would expect our compression fab revenue in the front half of the year though to be lower than what you’ve seen the last couple of quarters because we are putting a lot more units into our fleet. So this backlog build is actually pushing out timeline wise.

As I mentioned earlier, our year-end backlog is 60% international. And to give you perspective on that relative to ‘06, in 2006, our international sales of our $300 million or so of compression fab revenue was somewhere between 25% and 30%.
So we’ve seen a lot of growth, and we’re seeing that growth internationally, and we’re seeing most of that growth in the eastern hemisphere, which goes right along with the typical entry to a market, a sell first, O&M second, rent third. So we’re beginning to brand and move our way into the eastern hemisphere on a more effective basis, and we think that’s setting the stage for us to continue to move down the rental path over time.
If we look at the production and processing side of the business, Belelli has sustained their backlog, they continue to build it without sacrificing price. Future activity in all their segments still looks very strong. The reactor business, farm business, quote activity is high.
Beyond the quote activity there’s a pipeline of projects in the works to be bid, and that activity level remains very high. So we’re still optimistic about a long-term trend for Belelli here to continue to be very strong.
The planned processing business has sustained itself. And looks like it will sustain itself in through 2007. Both in the US and outside the US. Our activity level’s about balanced in that line of business for US and non-US.
And then finally, we announced a merger about a week and a half ago. We expect that to close in the third quarter of ‘07. The challenge we face now over the next six months or so until we get to closing is people maintaining the focus on growth and improvement in the business. So I think both organizations are committed to doing that.
We spent a lot of time last week with our employee base trying to go through what the process is going to be and what our expectations are as we move ahead. And we’re — we’re very excited about this transaction. And we’re very aware that our people are committed to continuing to drive this performance ahead.
Again, the benefits we see from our side is the MLP access much faster, a larger drop-down base for the MLP. The balance sheet strength and the people we’re going to add to our side. And I think Universal’s expressed their international footprint growth, product line diversification, and the people from our side that will be added to the equation. So I think, again, we continue to look at this transaction as a very positive event.
So in summary, before I turn it over to Lee, I think the US rental business continues to have growth, via pricing, additional volume. Looks like a strong market. The international market has a nice backlog of awarded and quoted projects. It looks like the growth will sustain itself for quite sometime. And the fabrication backlog strength continues to maintain itself, visibility extends further and further out. We’re very pleased with our performance in that area, and the opportunity to continue to drive that as we move ahead. And then obviously the merger approval in the next six months is something we look forward to and anticipate in 2007.
So with that I’ll turn it over to Lee and let him take you through some of the numbers. Lee?
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     All right, thanks, John. I’ll be going through the fourth-quarter 2006 financial results, and we’ll be comparing those to the third-quarter results of 2006.

Starting with US rentals, revenues increased to approximately $102 million in the quarter, compared to $98 million in the third quarter. Revenues did benefit from price increases, as John discussed, as well as an acceleration of approximately $1.2 million in deferred revenues related to the sale of some equipment that was agreed to in the quarter and ultimately that equipment was sold in January of this year.
Gross profits was up approximately $5 million from $63 million last quarter or to $63 million in the fourth quarter from $58 million last quarter. And gross margin improved to 62% from 60%. The margin is, again, positively impacted by the price increases and lower 200-plus expenses in the quarter. For the quarter we had approximately $700,000 of 200-plus expenses for the refurbishment of idle equipment. And that compares to $1.2 million in the third quarter.
As John highlighted, we did have a slight decrease in utilization of the quarter to 84% compared to 85% at the end of September. That of primarily due to utilization on the smaller horsepower units that was partially offset by increased activity in larger horsepower units.
As we look out to the first quarter of 2007, we expect revenues to be in the low $100 million range, and margins to be in the low 60% range. And we continue to have 200-plus expenses and we expect that to have about a 1% to 2% impact on margins in the quarter.
Looking at international rental revenues, they increased sequentially from $64 million in the third quarter to $69 million in the fourth quarter, and margins improved to 62% from 60%. Revenue gross profit and margin were positively impacted by about $2.1 million, related to our [Inaudible] project in Nigeria in which we were — had a stand-by payments agreed to under course measure provisions with our customer during the quarter. Approximately $1.2 million of this was related to prior periods in which the standby payments were owed and ultimately agreed to by the customer.
We also had increased activity in Brazil from a new project coming on line for the fourth quarter. Utilization was up slightly to 97%, from 96% last quarter. As we look out into the first quarter of 2007, we expect revenues to be in the mid $60 million range with margins in the mid 60% range.
As I just highlighted, we had some revenues on the Altamura project that won’t be recurring. We did have a couple of projects that went off contract in Latin America at the end of the quarter that will be reapplied during the course of 2007. So that’s why revenues will be down a little bit in the quarter, first quarter versus fourth quarter.
We do have a couple of projects coming on line in the Middle East and Latin America beginning the second quarter. So we’d expect that to pick back up in the second quarter of 2007.
Looking at parts and services, revenues for the quarter increased to $72 million from $48 million last quarter, with margins decreasing to 17% from 21% last quarter. And looking at the base parts and service business, revenues increased to $51 million versus $44 million in the third quarter, and margins improved to 25% compared to 24% in the third quarter. This is primarily due to some improvements in US margins quarter on quarter.
Our installation and uses to the rental equipment sales increased in the quarter to $21 million versus $4 million in the third quarter and this is primarily due to higher installation revenues in the quarter. Margins were a negative 2% in the fourth quarter compared to negative 6% in the third quarter.
Under this segment, as we did have some losses on some installation jobs that we recognized in the fourth quarter. They were partially offset by some gains on projects that we did close in the quarter. As we look out to the first quarter 2007, we expect our base parts and service revenues to be in the mid $40 million range, with margins in the mid 20% range.

Going on to compressor fabrication, revenues in the quarter were $88 million compared $90 million in the third quarter 2006, and margins improved to 20% from 17% in the third quarter. Gross profit increased by approximately $2 million sequentially.
Improved results were primarily driven by continued strong market conditions leading to improved pricings, and we continue to have a focus and improvement on our operational efficiencies in our shops. As John discussed, compression backlog at the end of December was $325 million. This compares to $192 million at the end of September as several large international jobs are booked in the quarter.
As we look out to the first quarter of 2007, we do anticipate revenues in compression fabrication being down quarter on quarter to the low mid $70 million range. With margins being in the high teens. As John discussed, this is primarily due to the fact that we’ll be using a lot more of our shop space in the first half of the year to build more rental units. To be applied on the rental fleet, and that will affect third-party sales in the first quarter, but we’d expect third-party sales to pick up in activity again beginning in the second quarter.
Going on to production processing and equipment fabrication, revenues and gross profit improved sequentially with revenues increasing 14% to $132 million in the fourth quarter 2006 versus $116 million in the third quarter. And gross profits increased by $3 million to $21 million in the quarter. Margins were flat at about 16%.
Primary driver for the improvement in revenues quarter on quarter was increased activity in Belelli as Belelli had revenues in the fourth quarter of $91 million. This compares to $65 million of revenues for Belelli in the third quarter of 2006.
Backlog was down slightly at year end but still at strong levels of $483 million, which compared to $496 million at the end of September. This backlog drop is primarily due to the strong revenue recognition at Belelli. Bid activity as John discussed continued to be strong for both our production processing equipment and the Belelli business line.
As we look out to the first quarter of 2007, we anticipate revenues being in the $110 million to $120 million range, with margins at comparable levels to the fourth quarter. Excluding any impacts from any foreign currency fluctuations.
Going on to some other expense items, our SG&A for the quarter increased to $55 million, compared to $51 million in the third quarter of 2006. This was primarily due to higher incentive compensation expense and higher professional service fees in the quarter. As we look to the first quarter of 2007, we’d expect this to moderate down a little bit and be in the low $50 million range.
Also in the quarter, we did have a foreign currency exchange gain of approximately $1.5 million, this compares to approximately $900,000 loss that we had in the third quarter.
Going on to EBITDA for the fourth quarter as John highlighted earlier, we had record EBITDA of around $109 million in the fourth quarter, 2006. This compared $97 million we had in the third quarter. And again, EBITDA improvements was driven by improved rental results, both in the US and international, and the continued strong results in our fabrication business lines.
Interest expense in the quarter was down slightly to $28 million. Compared to $29 million in the third quarter. We’d expect to be in the $28 million range going into the first quarter of 2007.
As we look at depreciation amortization that did increase sequentially to approximately $51 million compared to $41 million of expense in the third quarter 2006. We had some new projects come on line internationally in Latin America that increased depreciation, and we also had approximately $1.7 million of accelerated depreciation related to assets that were agreed to be sold in the fourth quarter. And as we discussed earlier, those assets were actually finalized and the sale was finalized in January of this year.

We would expect depreciation and amortization to be in the $48 million to $50 million range in the first quarter of 2007.
Going on to tax expense in the quarter, we had a tax benefit of approximately $400,000 versus a tax expense in the third quarter 2006 of approximately $11 million. As our effective tax rate decreased from 49% in the third quarter 2006 to negative 1% this quarter. The change in the effective tax rate was due primarily due to the fourth-quarter release of approximately $10 million of additional US valuation allowance that’s related to our net-deferred tax asset position in the US.
We were profitable in the US for 2006 and our current expectation is to be profitable in 2007. This led to the analysis of our full valuation allowance position and the determination that we were more likely than not to utilize the benefit of our deferred tax assets in 2007 and, therefore, led to a large portion of our valuation allowance being reversed in the fourth quarter.
As we look out to the first quarter of 2007 with the fourth-quarter release of the US valuation allowance related to our net deferred tax assets, our US books tax expense in the first quarter of 2007 will be higher than what we were booking at in 2006. We do have NOLs in the US, so this increased tax expense will be primarily deferred tax expense, and we’ll have minimal impact on our cash taxes in 2007.
For miling purposes we would estimate an effective tax rate in the mid to high 40% range for the first quarter, 2007. However we are currently still analyzing and adjusting our tax plan for the year and are looking at ways to reduce our effective tax rate over the course of the year.
As we’ve discussed in the past our tax expense on a quarterly basis will continue to have a lot of volatility, and will continue to be difficult to estimate. And we’ll give an update on this on our first-quarter call.
Net income for the quarter was $30 million or approximately $0.28 per share. This compared to $12 million in the third quarter of 2006 or $0.11 per share. The release of the additional valuation allowance I just discussed had a positive impact of approximately $0.09 per share on the quarterly results.
As we move on to liquidity, our total debt at year end was approximately $1.38 billion. This is approximately $109 million reduction from year-end levels at 2005. Current — year end we had approximately $20 million outstanding under our revolver. And that is down to around $14 million today.
Our letters of credits outstanding at year end were approximately $207 million. And we’re at about $206 million of letters of credits outstanding today. These are primarily related to the support of our fabrication business lines.
And under our revolver today, we have about $230 million of availability, and do not have any covenant constraints or limitation on being able to access that availability. So it’s fully available to us.
As we go into capital expenditures for the quarter, we had capital expenditures of approximately $73 million. This compares to $54 million in the third quarter of 2006. Of this $73 million, $31 million was related to growth capital. $25 million was related to maintenance capital of which approximately $8 million of that was associated with our 200-plus idle equipment refurbishment equipment program.
And we had another $17 million of other capital expenditures, of which $16 million of that was related to continued improvements and facility expansions, etc., in our fabrication business lines.
For the full year, we had $247 million of capital expenditures. Of this number, $115 million was growth capital. $83 million was maintenance capital, including $30 million for our 200-plus program, and $48 million was other capital which had approximately a $43 million related to our fabrication facilities.

For 2007 we expect capital expenditures in the $325 million to $375 million range with maintenance capital expected to be in the $70 million to $80 million range, which does include capital associated with our 200-plus program.
So with that — that finishes our prepared comments then we’re prepared or ready to open up for questions.
Operator
     Thank you, sir. [OPERATOR INSTRUCTIONS] We’ll take our first question from Robert Christensen from Buckingham Research Group.
      Robert Christensen — Buckingham Research Group — Analyst
     Yes, a couple of questions. On the capital spending, 225 to 275, seems like a pretty significant increase. Can you point us as to where it’s going, maybe broadly between US and international, processing versus compression.
     John Jackson — Hanover Compressor — President, CEO
     Well, I think today the — the big growth from 2006 to 2007 is primarily in the growth capital area. And that is relatively evenly split right now between the US and international markets. And then in the international side, that is fairly evenly split between Latin America and eastern hemisphere. So the Latin America activity is more related to compression and the eastern hemisphere activity has some production processing capital associated with it.
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     It’s difficult, Bob, to figure out when we’re going to spend all this capital if we spend it all because we have a nice pipeline of projects that we’re waiting to be awarded or the customer to decide when they want to go forward with it. So this kind of reflects a — a kind of a high side case most likely as things really happen and happen rapidly. We’ll be able to spend this money this year. If a number of these projects get awarded later in the year, we won’t probably spend this much money. So it’s — it’s really designed to fund our international growth if we get these projects awarded in the front half of the year.
     Robert Christensen — Buckingham Research Group — Analyst
     Thank you. Second question if I might, then I’ll move on and let other people come in. The documentation related to the merger, what was required, what are you going to file and when roughly?
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     Well, we have the Hart-Scott Rodino filing that has to occur and we expect that to occur this month. And then we ultimately have to file an S-4 with the SEC and need to get our 10-Ks filed and complete both companies for ‘06 before we can turn our attention to that. We would expect that to happen hopefully in March sometime. And those are the two primary documents that we have to file with regulatory agencies to complete the transaction.

     Robert Christensen — Buckingham Research Group — Analyst
     So there will be a filing with Hart-Scott that we can anticipate reviewing as an analytical community? Is that right? We’ll be able to look at that?
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     I don’t believe that’s a public document. The S-4 is a public document with the SEC but HSR is not to my understanding.
     Robert Christensen — Buckingham Research Group — Analyst
     Okay. I’ll get back in queue. Thank you.
     John Jackson — Hanover Compressor — President, CEO
     All right.
Operator
     [OPERATOR INSTRUCTIONS] We’ll go next to Karen Green with Oppenheimer.
     Karen Green — Oppenheimer & Co. — Analyst
     Thanks, and good morning, gentlemen.
     John Jackson — Hanover Compressor — President, CEO
     Good morning, Karen.
     Karen Green — Oppenheimer & Co. — Analyst
     I was just wondering if you could comment a little bit more on your 200,000-plus reactivation program because I’m just looking at the numbers annually in terms of horsepower and it seems like there has not been a significant change. And I know that you mentioned you did sell about 40,000 horsepower in ‘06. If you could just walk me through that that would be great.
     John Jackson — Hanover Compressor — President, CEO
     Well, we sold 40,000 horsepower, and Lee can give you the real numbers. But the other thing that’s happening is we’re seeing a lot of small horsepower come back, replaced with mid to large-sized horsepower that’s going through the 200-plus program. So we’re seeing mixed shift in our fleet of contracted horsepower. So if you look at the average horsepower per unit contracted, it’s going up fairly rapidly because it’s going up for both new builds as well as rebuilds. And what we’re seeing come back is the small end of our fleet. In fact, I think if you were to look at the numbers and — I don’t have them in front of me, but generally speaking we have quite a few less units in total deployed. But we have more horsepower deployed. So that’s why we’re seeing this big shift up. And that’s with our 200-plus program and the new unit build is speeding. And we’re trying to get our low-end horsepower to reasonable return. Given the fact that we have labor shortages to service equipment, we want our mechanics working on equipment we can make money on. So we could make reasonable amounts of money on. So —
     Karen Green — Oppenheimer & Co. — Analyst
     Okay, and in terms of 2007, the $100,000 that you’re planning to add, that is new capacity, that’s not part of the 200,000-plus program?
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     That’s correct. That 110 or so is new. The other thing is to keep in mind on that 200-plus, we’ve seen some in the second half of the year going to the US market but a lot that continues to be worked on for international jobs. In fact some we’ve got some we’re working on for jobs we’ve quoted on that we’ve been given reasonable feedback on that we expect to go international. So we’re kind of staging some of our equipment up so we can respond rapidly. If those projects don’t work out, we’ll be able to move them into the US market fairly rapidly, too.
     Karen Green — Oppenheimer & Co. — Analyst
     Okay. Great. And I noticed Belelli had a phenomenal quarter. I mean, $91 million of revenues, Lee had mentioned. How does that compare to capacity utilization, and what could be the potential at Belelli if you were at 100%?
     John Jackson — Hanover Compressor — President, CEO
     Well, the — the Italian business is pretty close to capacity. So their component — their pieces are running out, they can try and outsource a little bit of work and drive that a little bit more. The Middle East business we’ve been actually, expanding our facilities and expanding our capabilities as well as the tank farm business, which really isn’t shop driven business, it’s people-driven business. We’ve been actually trying to ramp up our capacity or capability on the tank farm side of the business by getting some more experienced personnel in the organization to lead the teams to do that. So I would say the Mideast business is probably 70% plus or minus in its capacity of what we think we could do in the fairly near term. And Italy is 90%, 95%, something like that.
     Karen Green — Oppenheimer & Co. — Analyst
     Great. Thank you very much.
     John Jackson — Hanover Compressor — President, CEO
     Okay.

Operator
     [OPERATOR INSTRUCTIONS] We have a followup question from Robert Christensen with Buckingham Research Group.
     Robert Christensen — Buckingham Research Group — Analyst
     Yes. Of your US rental fleet, how much would the — what percentage could be MLP-able again as day one, assuming the merger went through?
     John Jackson — Hanover Compressor — President, CEO
     Well, I would say day one that — the equipment works very easily, obviously. The contracts we have not done a lot on and given the discussions that were going on relative to this, we decided to not try and develop our own form of contract and get that going until such time as we concluded whether we do a merger or not. Once we decided to do that, we felt like we’ll just wait and use the new code form of contract. I would say on day one, probably not a lot. But given that we have some overlap of customers, our ability to convert, you know, existing MLP customers of UCLP into the standard form will probably happen fairly rapidly. New customer that’s aren’t in the MLP today I think would be under the same timeline that they would be facing over at Universal as to convert those contracts and work through that process. So I would say in a — in a three-month window, we ought to be able to get the existing customers converted fairly rapidly.
     Robert Christensen — Buckingham Research Group — Analyst
     So there’s a — there’s an industry standard form, service form that the other company has I guess designed that is acceptable to a customer base?
     John Jackson — Hanover Compressor — President, CEO
     I don’t know. I haven’t seen their contracts. We haven’t talked about their contracts. But given that they have developed a protocol and an approach, we felt like it wasn’t worth us developing one and then having to blend the two. But I don’t know where their contract is, I don’t know what it says, and I don’t know what particular issues they’ve addressed. We think we understand what the issues are. But to write — to write another contract that has slightly different language seems like — seemed like to us a waste of energy and time. So we’re really going to, once we do the merger, we’ll then spend time with the new company, as combined, and figure out what to do.
     Robert Christensen — Buckingham Research Group — Analyst
     Good answer. Thank you.
     John Jackson — Hanover Compressor — President, CEO
     Okay.

     Robert Christensen — Buckingham Research Group — Analyst
     Brazil is in the news today, you know, having I guess reached a little more of an agreement with Bolivia, to cut off their natural gas. Is the Brazilian compression market going to stay red hot in light of, you know, the availability of Bolivian gas? I mean, Brazil seemed to be a growth market. Is it less of a growth market?
     John Jackson — Hanover Compressor — President, CEO
     We believe long term Brazil is going to continue to be a growth market for quite sometime. I don’t think even though they may have access to the gas near term, and — and over an intermediate period of time, I think one of their stated goals is to be independent. And — of other countries and their resource access. So we would expect to see the market continue to be fairly active. There’s a number of projects that are in the loop today, there’s a lot of transmission being built for the — the gas that they’re finding offshore and onshore, to move it down to the major markets. Those projects are well underway and are not going to be something you start and stop very easily. So those transmissions will need gathering and then long-haul transmissions. So there’s going to be a lot of compression needs we think for quite some time.
     Robert Christensen — Buckingham Research Group — Analyst
     Well, the subject’s international, can you give us any intelligence on — on Venezuela and, you know, do you have a lot of assets down there? Any — any deal in the past few weeks of what’s coming or not coming?
     John Jackson — Hanover Compressor — President, CEO
     Well, I think some of the projects in the Oronoco belt may have slowed down that the customers were doing. But as far as our capital deployed, it continues to run, it continues to be paid for, it continues to be serviced very well. And I think from the PDVSA perspective great relationships, and in fact they have some particular projects they themselves want to continue to pursue to put some — we have a little bit of idle capacity down in the country that we think we’ll even be able to put back to work. We remain upbeat about Venezuela. We have no other commentary from the PDVSA side that would lead us to believe anything different at this time.
      Robert Christensen — Buckingham Research Group — Analyst
     Thank you.
     John Jackson — Hanover Compressor — President, CEO
     Okay, Bob.
Operator
     We’ll take our next question from Mike Urban from Deutsche Bank.

     Mike Urban — Deutsche Bank — Analyst
     Thanks. Good morning.
     John Jackson — Hanover Compressor — President, CEO
     Good morning.
     Mike Urban — Deutsche Bank — Analyst
     Wanted to follow up a little bit on the first of Bob’s questions. Just to be clear on the contract versus lease issue. You hadn’t really done anything material in the way of converting customers over to contracts prior to the — to the deal or prior to your negotiations with Universal?
     John Jackson — Hanover Compressor — President, CEO
     Nothing material, no. We have some contracts that might, you know — we have all different kinds of forms of contracts in our company. So some, if you look at them, were probably well predisposed to put into an MLP as they were. But to go out and make a significant change to our entire contract mix and push our customers to a particular style, we did not make a big effort in that arena. So we have some we think fit, some we think are on the edge, and some don’t fit, and we would have to go through a conversion process of some. So we chose not to drive to a standard form. We were using multiple forms. And we still do at this point.
     Mike Urban — Deutsche Bank — Analyst
     Okay. That’s — that’s perfect. Thanks.
     John Jackson — Hanover Compressor — President, CEO
     Yes.
Operator
     We’ll take our next question from Bill Doyle with Wagner Asset Management.
     Bill Doyle — Wagner Asset Management — Analyst
     Hi. In the fourth-quarter release in the revenue line, there’s the gain on sale of business and other income. It was $46 million for the year. Can you break that down a little bit more, particularly so we know what’s in the other income?
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     Well, for the year, the $46 million, that includes a gain on the sale of our aiming business in the first quarter.

     Bill Doyle — Wagner Asset Management — Analyst
     30, right?
      Lee Beckelman — Hanover Compressor — Senior VP, CFO
     Of $30 million. We also had the gain on the sale of our Canadian fabrication business in the second quarter, which was around $7 million. In the fourth quarter, we just had general activities at — that generated about $3.8 million of income, that’s from interest income, that’s from some small gains, and that’s from some foreign exchange transactions. Where we’re able to do efficiently to provide kind of cash to support our operations in various international jurisdictions.
     Bill Doyle — Wagner Asset Management — Analyst
     So that’s — that’s gains on sales and then just like a hodgepodge. It’s not like there’s a revenue stream that doesn’t fit any other categories above it?
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     No.
     Bill Doyle — Wagner Asset Management — Analyst
     Okay. All right. Thanks.
Operator
     And ladies and gentlemen, there are flow further questions at this time. I’d like to turn the call back over to Mr. Jackson for any closing comments.
     John Jackson — Hanover Compressor — President, CEO
     All right. We appreciate everyone joining us. And we’ll look forward to our first-quarter call and continuing to improve and run the business efficiently. Thanks a lot for joining us.
     Lee Beckelman — Hanover Compressor — Senior VP, CFO
     Thank you.
     John Jackson — Hanover Compressor — President, CEO
     Bye.

Operator
     This does conclude today’s conference call. We appreciate your participation. You may disconnect at this time.

Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of the new holding company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in the Solicitation
     Hanover and Universal and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.